

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Via U.S. Mail
Mr. William J. Tamblyn
Chief Financial Officer
Ditech Networks, Inc.
825 East Middlefield Road
Mountain View, California 94043

March 16, 2007

RE: **Ditech Networks, Inc.
Form 10-K for Fiscal Year Ended April 30, 2006
Filed July 7, 2006
File No. 0-26209**

Dear Mr. Tamblyn:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

         Sincerely,

         Larry Spirgel
         Assistant Director